Exhibit 12.1

voxeljet AG
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of €)

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2017
Fixed Charges:
Interest Expense	472	277	230	49
Capitalized Interest	0	0	0	49
Portion of Rental Expense (representing Interest Factor)*	21	49	38	20
Total Fixed Charges	493	326	268	118

Earnings Available for Fixed Charges:
Pre-tax Income (Loss)	(4,364)	(9,530)	(11,311)	(5,105)
Distributed Equity Income of Affiliated Companies	0	0	0	0
Add: Fixed Charges	493	326	268	118
Less: Capitalized Interest	0	0	0	(49)
Less: Net Income – Noncontrolling Interests	0	0	26	9
(Deficiency)	(3,871)	(9,204)	(11,017)	(5,027)

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)

*Interest factor on rental expense 6%

(1)

Due to the losses in each period, the ratio coverage was less than 1:1. voxeljet AG must generate additional earnings in each period presented (as articulated in the table below) in order to achieve a coverage ratio of 1:1.

	Fiscal Year Ended December 31			Six Months Ended June 30,
	2014	2015	2016	2017
Additional earnings required in order to achieve coverage ratio of 1:1	4,857	9,856	11,579	5,223